[redacted]

06005266

...MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53074

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH. DC 205 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accredited Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue - Suite #900

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve H. Kanzer (305) 789-6692

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company, P.A.

(Name – *if individual, state last, first, middle name*)

6100 Glades Road, Suite 314, Boca Raton, Florida 33434

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Kanzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accredited Equities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RETA J. LANCASTER
Notary Public, Washtenaw County, MI
My Commission Expires Jun. 13, 2007

Rita J. Lancaster
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCREDITED EQUITIES, INC.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004

ACCREDITED EQUITIES, INC.

CONTENTS

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheets of Accredited Equities, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Accredited Equities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg + Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 21, 2006

6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: 561.487.5765
Facsimile: 561.487.5766

1925 Century Park East • Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Facsimile: 310.601.2201
www.cpaweinberg.com

One Pacific Place, Suite 805
88 Queensway, Hong Kong, P.R.C.
Telephone: 852-2780-7231
Facsimile: 852-2780-8717

ACCREDITED EQUITIES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	$41,299	$29,082
Prepaid expenses	163	317
Total Current Assets	41,462	29,399
Computer Equipment, Net	-	1,401
TOTAL ASSETS	$41,462	$30,800

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$5,185	$5,152
TOTAL LIABILITIES	$5,185	$5,152
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 100 shares authorized, 50 shares issued and outstanding	1	1
Additional paid-in capital	107,354	107,354
Accumulated deficit	(71,078)	(81,707)
TOTAL STOCKHOLDER'S EQUITY	36,277	25,648
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$41,462	$30,800

See accompanying notes to financial statements

ACCREDITED EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE	$152,200	--
OPERATING EXPENSES		
Commissions expense	109,890	3,500
General and administrative	29,013	22,384
Consulting	2,668	1,701
Bad debt	-	6,000
Total Operating Expenses	141,571	33,585
NET INCOME (LOSS)	$10,629	$(33,585)

See accompanying notes to financial statements

ACCREDITED EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2003	50	$1	$87,354	($48,122)	$39,233
Net loss	-	-	-	(33,585)	($33,585)
Capital contribution			20,000	-	$20,000
Balance, December 31, 2004	50	1	107,354	(81,707)	$25,648
Net income	-	-	-	10,629	$10,629
Balance, December 31, 2005	50	$1	$107,354	($71,078)	$36,277

See accompanying notes to financial statements

ACCREDITED EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$10,629	$(33,585)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,401	1,401
Bad debts	-	6,000
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	-	-
Due from related parties	-	2,000
Due from employee	-	3,500
Prepaid expenses	154	165
Increase (decrease) in:		
Accounts payable and accrued expenses	33	(1,393)
Net Cash Provided By (Used In) Operating	12,217	(21,912)
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital	-	20,000
Net Cash Provided By Financing Activities	-	20,000
NET INCREASE (DECREASE) IN CASH	12,217	(1,912)
CASH - BEGINNING OF YEAR	29,082	30,994
CASH - END OF YEAR	$ 41,299	$29,082

See accompanying notes to financial statements

ACCREDITED EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization and Description of Business

Accredited Equities, Inc. (the "Company") was incorporated in Delaware on November 6, 2000. The Company is a broker-dealer, which was formed for the purpose of registering as a National Association of Securities Dealers, Inc. ("NASD") broker-dealer. In 2001, the Company reached an agreement with NASD to engage only in the business set forth as follows:

"The firm will engage in the business of structuring private placements of both debt and equity securities, on the client's behalf and act as a mergers and acquisitions consultant on a fee for service basis" (See Note 1(G)).

The Company is also required to maintain a minimum net capital requirement of $5,000 and will not hold customer funds or safe-keep customer securities.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For the purpose of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D) Computer Equipment

Computer equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is five years.

(E) Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(F) New Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123R"). This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees." The provisions of this Statement will be effective for the Company beginning with its fiscal year ending 2005. The adoption of this Standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 "Exchanges of Non-monetary Assets" - an amendment of APB Opinion No. 29. This Statement amended APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this Standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

In June of 2005, the FASB issued Statement of Financial Accounting Standards No. 154, (" SFAS 154"), "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting a change in accounting principle. SFAS 154 requires the retrospective application to prior periods' financial statements of the direct effect of a voluntary change in accounting principle unless it is impracticable. APB No. 20

required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The adoption of this Standard is not expected to have any material impact on the Company's financial position, results of operations or cash flows.

(G) Revenue Recognition

The Company recognizes revenue when it bills fees to clients for the services it performs, and has determined the fees to be collectible. (See Note 1(A)).

(H) Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash, prepaids, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term nature of these instruments.

(I) Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

NOTE 2 COMMISSIONS

On January 10, 2005 the Company entered into a placement agency agreement with Effective Pharmaceuticals, Inc., a related company, to introduce its client to potential qualified investors to purchase units consisting of shares of the Series B preferred stock for a price of $100,000. The agreement was effective until July 30, 2005. The terms of the agreement called for an 8% cash commission earned on the aggregate purchase price of units sold and warrants to acquire shares of stock of Effective Pharmaceuticals, Inc. equal to 9% of the number of units sold. Commissions earned were paid to the Company during the twelve months following the closing date of the offering. The president and sole stockholder and the managing director of the Company are directors and majority stockholders of the related company. For the year ended December 31, 2005, the Company recognized $152,200 in commission revenue under the agreement. The Company was also allocated 171,225 warrants to purchase common stock of Effective Pharmaceuticals, Inc. at an exercise price of $1.10 per share. All of these warrants were distributed to the selling group.

The Company did not enter into any placement agency agreements during 2004 and therefore did not recognize any commission revenue during the year ended December 31, 2004.

On January 12, 2005, pursuant to a Placement Agency Agreement, the Company entered into a selected dealer agreement with an unrelated third party broker dealer firm to act as an exclusive placement agent for the offer and sale of a minimum of 10 units and a maximum of 60 units, each consisting of 100,000 newly issued shares of the Series B preferred stock of Effective Pharmaceuticals, Inc. The terms of the agreement call for a 6% commission to be paid on the aggregate purchase price of units sold and a number of warrants to acquire shares of stock of Effective Pharmaceuticals, Inc. equal to 7% of the number of units sold. The agreement was effective until April 30, 2005. For the year ended December 31, 2005, the Company paid $92,850 in commissions to the selected dealer under this agreement. The Company also allocated 133,175 warrants to purchase common stock of Effective Pharmaceuticals, Inc. at $1.10 per share to the selected dealer under this agreement.

On January 26, 2005, pursuant to the Placement Agency Agreement, the Company entered into a selected dealer agreement with an unrelated third party broker-dealer firm to act as an exclusive placement agent for the offer and sale of a minimum of 10 units and a maximum of 60 units, each consisting of 100,000 newly issued shares of the Series B preferred stock of Effective Pharmaceuticals, Inc. The terms of the agreement called for a 6% commission to be paid on the aggregate purchase price of units sold and a number of warrants to acquire shares of stock of Effective Pharmaceuticals, Inc. equal to 7% of the number of units sold. The agreement was effective until April 30, 2005. For the year ended December 31, 2005, the Company paid $0 in commissions to the selected dealer under this agreement.

NOTE 3 COMPUTER EQUIPMENT, NET

Computer equipment, net consists of the following as of December 31, 2005 and 2004:

	2005	2004
Computer equipment	$7,005	$7,005
Less: Accumulated depreciation	(7,005)	(4,203)
Computer equipment, net	--	$2,802

Depreciation expense, included in general and administrative expenses, for the years ended December 31, 2005 and 2004 was $1,401 for each year.

NOTE 4 RELATED PARTY TRANSACTIONS

On January 1, 2002, the Company entered into an office services agreement with a related company. The president and sole stockholder of the Company is the sole stockholder of the related company. The agreement provides for office services to be rendered on a month-to-month basis. The Company charged $9,600 and $9,600 to operations under this agreement for the years ended December 31, 2005 and 2004, respectively.

During the year-ended December 31, 2004, the Company recorded collections of $2,000 on the accounts receivable and the balance of $6,000 was written off to bad debts. No bad debt expense was recorded for the year ended December 31, 2005.

Also see Note 2 for additional related party transactions.

NOTE 5 SUBSEQUENT EVENTS

On January 25, 2006, the Company entered into a placement agent agreement with Pipex Therapeutics, Inc., a related party company to act as placement agent on a "best efforts" basis to introduce its client to potential qualified investors to purchase units consisting of shares of common stock and warrants. The agreement is effective from the date the agreement was entered into until May 30, 2006. The terms of the agreement call for an 8% cash commission earned on the aggregate purchase price of units sold and a number of warrants to acquire shares of stock of Pipex Therapeutics, Inc. equal to 10% of the number of units sold. Commissions earned will be paid to the Company during the twelve months following the closing date of the offering. The president and sole stockholder and the managing director of the Company are directors and significant stockholders of the related company.

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of:
Accredited Equities, Inc.

We have audited the accompanying balance sheets of Accredited Equities, Inc. as of and for the years ended December 31, 2005 and 2004, and have issued a report thereon dated February 21, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 21, 2006

6100 Glades Road • Suite 314
Boca Raton, Florida 33434
Telephone: 561.487.5765
Facsimile: 561.487.5766

1925 Century Park East • Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Facsimile: 310.601.2201
www.cpaweinberg.com

One Pacific Place, Suite 805
88 Queensway, Hong Kong, P.R.C.
Telephone: 852-2780-7231
Facsimile: 852-2780-8717

ACCREDITED EQUITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
Computation of Net Capital		
Shareholders Equity:	$36,277	$25,648
Less: Non-allowable assets	163	1,718
Add: Subordinated loans	-	-
Tentative Net Capital	36,114	23,930
Haircuts on securities inventory	-	-
Net Capital	36,114	23,930
Computation of Aggregate Indebtness		
Accounts Payable and accrued expenses	5,185	5,152
Total Aggregate Indebtness	5,185	5,152
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory minimum or	5,000	5,000
Calculated minimum (aggregate indebtedness @ 6.67%)	346	344
Required Capital	5,000	5,000
Net in Excess of Requirement	$31,114	$18,930
Ratio of aggregate indebtedness to net capital	.14 to 1	.22 to 1
Percentage of aggregate indebtedness to net capital	14%	22%
Net Capital as reported in December 31, 2005 and 2004 Form X-17A-5, Part IIA (unaudited) FOCUS report	36,262	23,131
Increase in opening retained earnings	-	799
Adjustment to accounts payable	(148)	-
Net Capital, Per Above	$36,114	$23,930

WEINBERG & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Accredited Equities, Inc.

In planning and performing our audits of the financial statements and supplementary schedule of Accredited Equities, Inc. (the "Company"), as of and for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Weinberg & Company, P.A.

WEINBERG & COMPANY, P.A.

Boca Raton, Florida
February 21, 2006